CORNERSTONE TOTAL RETURN FUND, INC.
                     CORNERSTONE STRATEGIC VALUE FUND, INC.
                       CORNERSTONE PROGRESSIVE RETURN FUND
                               383 Madison Avenue
                            New York, New York 10179
                                 (212) 272-3550

May 12, 2008

Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549

Gentlemen:

Pursuant to the requirements of Rule 17g-l(g)(l) of the Investment Company Act of 1940 as amended (the "1940 Act"), I enclose herewith the following:

      1. a copy of joint fidelity bond for the following Funds (attached as EX-99.1):

            o     Cornerstone Total Return Fund, Inc. (File No. 811-02363)
            o     Cornerstone Strategic Value Fund, Inc. (File No. 811-05150)
            o Cornerstone Progressive Return Fund (File No. 811-22066) (hereafter defined as the "Fund" or collectively the "Funds")

      2. certified copy of the resolutions of a majority of the Boards of Trustees/Directors who are not "interested persons" of each Fund approving the amount, type, form and coverage of the bond and the premium paid (attached as EX-99.2);

      3. a statement showing the amount of the single insured bonds which the Funds would have provided and maintained had they not been named as the insured under a joint insured bond (see EX-99.3);

      4. a copy of the binder agreement stating the effective date of the bond as well as the limit of coverage (attached as EX-99.4);

      5. a statement setting forth the period for which the premium has been paid (attached as EX-99.5); and

      6. a copy of the agreement between each Fund entered into pursuant to an agreement of the joint insured (attached as EX-99.6).

Very truly yours,

/s/ Kayadti A. Madison
----------------------
Kayadti A. Madison
Treasurer

Enclosures